# SEC Schedule 13G/A (Amendment No. 15) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Plains All American Pipeline LP, CIK 0001070423
CUSIP: 726503105
Title of class of securities: Common Units Representing Limited Partner Interests
Address of issuer's principal executive offices: 333 Clay Street, Suite 1600, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001376113

## Reporting persons
- ALPS Advisors, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Colorado (CO); sole voting power 0; shared voting power 70,510,853; sole dispositive power 0; shared dispositive power 70,510,853; aggregate amount beneficially owned 70,510,853 (9.99% of the class)
- Alerian MLP ETF: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 70,510,853; sole dispositive power 0; shared dispositive power 70,510,853; aggregate amount beneficially owned 70,510,853 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Plains All American Pipeline LP
Address of issuer's principal executive offices: 333 Clay Street, Suite 1600, Houston, TX, 77002

## Item 2. Person Filing
Name of person filing:
(1) ALPS Advisors, Inc.
(2) Alerian MLP ETF
Address of principal business office or, if none, residence:
(1) ALPS Advisors, Inc.: 1290 Broadway, Suite 1000, Denver, CO, 80203
(2) Alerian MLP ETF: 1290 Broadway, Suite 1000, Denver, CO, 80203
Citizenship:
(1) ALPS Advisors, Inc.: Colorado
(2) Alerian MLP ETF: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
(1) ALPS Advisors, Inc.: 70510853
(2) Alerian MLP ETF: 70510853
Percent of class:
(1) ALPS Advisors, Inc.: 9.99%
(2) Alerian MLP ETF: 9.99%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
(1) ALPS Advisors, Inc.: 70510853
(2) Alerian MLP ETF: 70510853
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
(1) ALPS Advisors, Inc.: 70510853
(2) Alerian MLP ETF: 70510853

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
ALPS Advisors, Inc. ("AAI"), an investment adviser registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to investment companies registered under the Investment Company Act of 1940 (collectively referred to as the "Funds"). In its role as investment advisor, AAI has voting and/or investment power over the securities of the Issuer that are owned by the Funds, and may be deemed to be the beneficial owner of the shares of the Issuer held by the Funds. However, all securities reported in this schedule are owned by the Funds. AAI disclaims beneficial ownership of such securities. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

Alerian MLP ETF is an investment company registered under the Investment Company Act of 1940 and is one of the Funds to which AAI provides investment advice.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- ALPS Advisors, Inc.: /s/ Matthew Sutula, Matthew Sutula, Chief Compliance Officer (07/06/2026)
- Alerian MLP ETF: /s/ Matthew Sutula, Matthew Sutula, Chief Compliance Officer (07/06/2026)